Exhibit 99.1

Maris-Tech Received a Repeat Order From a Leading Defense Company Customer

This is the third order the Company has received from the leading defense company in an amount greater than
$250,000

REHOVOT, Israel, July 18, 2022 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a B2B provider of intelligent video transmission technology, today announced it has received a purchase order of more than $250,000 from a leading defense company customer. This is its third order Maris-Tech has received from the customer for its advanced Neptune-Split platform.

The Company’s Neptune-Split platform is a unique product that was previously designed as a custom-made product for this customer. The product is currently a stand-alone product and available for companies that are seeking advance video solutions for defense application.

“We are pleased to receive a repeat order from this leading defense company customer. We view this third large order as a vote of confidence in our ability to provide our customers with advanced and unique solutions. As many of our products, the Neptune-Split platform was originally designed as a tailored-made product for a leading defense company. As soon as new products are developed and commercialized, we also offer them to all of our existing and potential customers,” said Israel Bar, Chief Executive Officer of Maris-Tech.

The Neptune-Split platform is based on the Company’s miniature intelligent video surveillance solution, the Neptune platform. The Neptune platform is a series of lightweight, low power and modular video solutions, which provide real-time intelligence gathering and situational awareness featuring high quality video and robust wireless communication capabilities. The Neptune series of miniaturized solutions are suitable for a wide range of platforms and applications, ensuring reliable, uninterrupted transmission.

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of intelligent video transmission technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, HLS, and communication companies. For more information, visit https://www.maris-tech.com/.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the advantages of Neptune-Split platform and our view of the customer’s confidence in our products. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission, or SEC, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Michal Efraty,
Adi and Michal PR- IR
Investor Relations, Israel

+972-(0)52-3044404
michal@efraty.com